UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          POPSTAR COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   766169 10 6
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     |_|  Rule 13d-1(b)

     |X|  Rule 13d-(c)

     |_|  Rule 13d-1(d)

                                                                     Page 2 of 5
CUSIP No. 766169 10 6
--------------------------------------------------------------------------------

1.  Name of Reporting Person
        iTeleway Inc.

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group        (a)  Not applicable
                                                            (b)

--------------------------------------------------------------------------------
3.  S.E.C. Use Only


--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization
    The British Virgin Islands

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power
    1,500,000 (1)

--------------------------------------------------------------------------------
6.  Shared Voting Power
    0

--------------------------------------------------------------------------------
7.  Sole Dispositive Power
    1,500,000 (1)


--------------------------------------------------------------------------------
8.  Shared Dispositive Power
     0

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,500,000 (1)

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares


--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9):
    7.2%

--------------------------------------------------------------------------------
12. Type of Reporting Person
    CO


----------
(1) Includes 750,000 shares of common stock subject to vested and currently exercisable options owned by the reporting person and 750,000 shares of common stock. Percentage indicated is 1,500,000 as a percentage of 20,047,500 shares outstanding plus 750,000 subject to the reporting person's options.

                                                                     Page 3 of 5
CUSIP No. 766169 10 6
--------------------------------------------------------------------------------


Item 1(a)  Name of Issuer
                    POPstar Communications, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices
                    107 East 3rd Avenue, Vancouver, British Columbia, CANADA VST 1C7

Item 2(a)  Name of Person Filing
                    iTeleway Inc.

Item 2(b)  Address of Principal Business or, if None, Residence
                    Room 802, Tower I,
                    Harbour Centre, 1 Hok Cheung Street, Hunghom,
                    Hong Kong SAR

Item 2(c)  Citizenship
                    The British Virgin Islands

Item 2(d)  Title of Class of Securities
                    Common Stock

Item 2(e)  CUSIP Number
                    766169 10 6

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

    (a)  __ Broker or dealer registered under Section 15 of the Exchange Act;
    (b)  __ Bank as defined in Section 3(a)(6) of the Exchange Act;
    (c)  __ Insurance company as defined in Section 3(a)(19) of the Exchange
            Act;
    (d) __ Investment company registered under Section 8 of the Investment Company Act;
    (e)  __ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
    (f) __ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
    (g) __ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
    (h) __ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
    (i) __ A church plan that is excluded from the definition of an investment company under Section 3(c )(14) of the Investment Company Act; or
    (j)  __ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to rule 13d-1(c ), check this box. __

                                                                     Page 4 of 5
CUSIP No. 766169 10 6
--------------------------------------------------------------------------------


Item 4.    Ownership
           (a)   Amount beneficially owned:  1,500,000 (1)

           (b)   Percent of Class:    7.2%

           (c)   Number of shares as to which such person has:
                 (i)      Sole power to vote or direct the vote:  1,500,000 (1)
                 (ii)     Shared power to vote or to direct the vote: - 0 -
                 (iii)    Sole power to dispose or to direct the disposition:
                          1,500,000 (1)
                 (iv)     Shared power to dispose or to direct the disposition:
                          - 0 -

Item 5.    Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: __

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company.

           Not Applicable

Item 8.    Identification and Classification of Members of the Group

           Not Applicable

Item 9.    Notice of Dissolution of Group

           Not Applicable



----------
(1) Includes 750,000 shares of common stock subject to vested and currently exercisable options owned by the reporting person and 750,000 shares of common stock. Percentage indicated is 1,500,000 as a percentage of 20,047,500 shares outstanding plus 750,000 subject to the reporting person's options.

                                                                     Page 5 of 5
CUSIP No. 766166 10 6
--------------------------------------------------------------------------------

Item 10. Certification


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:      February 25, 2000

iTeleway Inc.



By:      /s/ Wong Chun Keung
         --------------------------
Name:    Wong Chun Keung
Title:   Director